Filed by Duke Energy Corporation

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: Progress Energy, Inc.

Commission File No.: 333-172899

The following slides were made public by Duke Energy Corporation on August 2, 2011.

SAFE HARBOR

SAFE HARBOR STATEMENT

This document includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on management’s beliefs and assumptions. These forward-looking statements are identified by terms and phrases such as “anticipate,” “believe,” “intend,” “estimate,” “expect,” “continue,” “should,” “could,” “may,” “plan,” “project,” “predict,” “will,” “potential,” “forecast,” “target,” and similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted. Factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: State, federal and foreign legislative and regulatory initiatives, including costs of compliance with existing and future environmental requirements, as well as rulings that affect cost and investment recovery or have an impact on rate structures; costs and effects of legal and administrative proceedings, settlements, investigations and claims; industrial, commercial and residential growth or decline in Duke Energy Corporation’s (Duke Energy) service territories, customer base or customer usage patterns; additional competition in electric markets and continued industry consolidation; political and regulatory uncertainty in other countries in which Duke Energy conducts business; the influence of weather and other natural phenomena on Duke Energy operations, including the economic, operational and other effects of storms, hurricanes, droughts and tornadoes; the impact on the Duke Energy’s facilities and business from a terrorist attack; the inherent risks associated with the operation and potential construction of nuclear facilities, including environmental, health, safety, regulatory and financial risks; the timing and extent of changes in commodity prices, interest rates and foreign currency exchange rates; unscheduled generation outages, unusual maintenance or repairs and electric transmission system constraints; the performance of electric generation facilities and of projects undertaken by Duke Energy’s non-regulated businesses; the results of financing efforts, including Duke Energy’s ability to obtain financing on favorable terms, which can be affected by various factors, including Duke Energy’s credit ratings and general economic conditions; declines in the market prices of equity securities and resultant cash funding requirements for Duke Energy’s defined benefit pension plans; the level of creditworthiness of counterparties to Duke Energy’s transactions; employee workforce factors, including the potential inability to attract and retain key personnel; growth in opportunities for Duke Energy’s business units, including the timing and success of efforts to develop domestic and international power and other projects; construction and development risks associated with the completion of Duke Energy’s capital investment projects in existing and new generation facilities, including risks related to financing, obtaining and complying with terms of permits, meeting construction budgets and schedules, and satisfying operating and environmental performance standards, as well as the ability to recover costs from ratepayers in a timely manner or at all; the effect of accounting pronouncements issued periodically by accounting standard-setting bodies; the expected timing and likelihood of completion of the proposed merger with Progress Energy, Inc. (Progress Energy), including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed merger that could reduce anticipated benefits or cause the parties to abandon the merger, the diversion of management’s time and attention from Duke Energy’s ongoing business during this time period, the ability to maintain relationships with customers, employees or suppliers as well as the ability to successfully integrate the businesses and realize cost savings and any other synergies and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the risk that the proposed merger with Progress Energy is terminated prior to completion and results in significant transaction costs to Duke Energy; and the ability to successfully complete merger, acquisition or divestiture plans. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 that was filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in Progress Energy’s and Duke Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than Duke Energy has described. Duke Energy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Second Quarter Earnings Review and Business Update August 2, 2011 2

SAFE HARBOR (CONT’D)

REG G DISCLOSURE

In addition, today’s discussion includes certain non-GAAP financial measures as defined under SEC Regulation G. A reconciliation of those measures to the most directly comparable GAAP measures is available on our Investor Relations website at www.duke-energy.com/investors/.

ADDITIONAL INFORMATION ON THE MERGER AND WHERE TO FIND IT

In connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy filed with the SEC a Registration Statement on Form S-4 that includes a joint proxy statement of Duke Energy and Progress Energy and that also constitutes a prospectus of Duke Energy. The Registration Statement was declared effective by the SEC on July 7, 2011. Duke Energy and Progress Energy mailed the definitive joint proxy statement/prospectus to their respective shareholders on or about July 11, 2011. Duke Energy and Progress Energy urge investors and shareholders to read the Registration Statement, including the joint proxy statement/prospectus that is a part of the Registration Statement, as well as other relevant documents filed with the SEC, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress Energy’s website (www.progress-energy.com) under the tab “Our Company” by clicking on “Investor Relations,” then by clicking on “Corporate Profile” and then by clicking on “SEC Filings.”

STATUS OF MERGER FILINGS (As of August 2, 2011)

STATUS OF MERGER FILINGS (As of August 2, 2011)

Progress on

Stakeholder Filed Approved

Key Milestones

S-4 declared effective by SEC on July 7, 2011 Declared

Shareholder Joint proxy statement /prospectus mailed to shareholders beginning July 11, 2011 Effective

Special shareholder meetings scheduled for August 23, 2011

Department of Justice The parties have met their obligations under the Hart-Scott-Rodino Act, which is Waiting Period

(DOJ) no longer a bar to closing the transaction Expired

Federal Communications Received approval of Assignment of Authorization filings on July 27, 2011

Commission (FCC)

Federal Energy Regulatory Filed merger approval application and related filings on April 4, 2011

Commission (FERC) Intervention period expired June 3, 2011

Nuclear Regulatory Filed for indirect transfer of Progress Energy licenses on March 30, 2011

Commission (NRC)

Filed merger approval application on April 4, 2011

North Carolina Filed direct testimony on May 20, 2011

Hearing scheduled for September 20, 2011

Submitted merger-related filing on April 25, 2011

South Carolina

Filed merger approval application on April 4, 2011

Kentucky Filed settlement agreement with Attorney General on June 27, 2011

Settlement hearing held July 8, 2011

KEY REGULATORY FILINGS AND DATES

IGCC CWIP Riders – Indiana

- Docket: 43114-IGCC 5; 43114-IGCC 6; and 43114-IGCC 7
  - September 22 – Intervenors' testimony due for IGCC 7
  - October 13 – Duke rebuttal testimony due for IGCC 7
  - November 17 – Evidentiary hearings for IGCC 5
  - November 21 – Evidentiary hearings for IGCC 6
  - December 13 – Evidentiary hearings for IGCC 7

IGCC Cost Update – Indiana

- Docket: 43114 – IGCC 4S1
- Phase I (Cost Increase Request):
  - August 3 – Duke rebuttal testimony due
  - October 26 – Evidentiary hearings begin
- Phase II (Allegations of fraud, concealment and/or gross mismanagement):
  - September 9 – Duke's rebuttal testimony due
  - October 7 – Intervenors' rebuttal testimony due
  - November 3 – Evidentiary hearings begin

SmartGrid – Indiana

- Docket: 43501
  - Hearings held July 29, 2010; awaiting IURC order

Gallagher/Vermillion – Indiana

- Docket: 43956
  - August 17 – Intervenors' testimony due
  - September 13 – Duke rebuttal testimony due
  - September 26 – Evidentiary hearings begin

January 2009 Ice Storm Deferral Request – Indiana

- Docket: 43743
  - Hearings held June 9; awaiting IURC order

Merger Approval – Carolinas

- NC Docket: E-7, Sub 986
  - August 26 – Intervenors' and staff testimony due
  - September 13 – Duke rebuttal testimony due
  - September 20 – Evidentiary hearings begin
- SC Docket: 2011-158-E
  - No procedural schedule has been set yet in SC

Merger Approval – Kentucky

- Docket: 2011-00124
  - Hearings held July 8; awaiting KPSC order

ESP – Ohio

- Docket: 11-3549-EL-SSO
  - September 7 – Intervenors' testimony due
  - September 14 – Staff testimony due
  - September 20 – Evidentiary hearings begin

Rate Cases – Carolinas

- NC Docket: E-7, Sub 989
  - October 24 – Intervenors' and Staff testimony due
  - November 8 – Duke rebuttal testimony due
  - November 28 – Evidentiary hearings begin
- SC Docket: 2011-271-E
  - July 1 – Duke filed notice of rate case

Second Quarter Earnings Review and Business Update August 2, 2011

19